Exhibit 99.1

Ballard's Protonex Subsidiary Powers Successful Test Flights of Boeing Insitu ScanEagle UAV

VANCOUVER and SOUTHBOROUGH, MA, April 25, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) announced that the company's subsidiary, Protonex, has successfully powered test flights of the ScanEagle unmanned aerial vehicle (UAV) with the Company's PEM (proton exchange membrane) fuel cell propulsion system. The ScanEagle is manufactured by Insitu (www.insitu.com), a wholly owned subsidiary of The Boeing Company.

"These test flights have successfully demonstrated the integration and operation of our fuel cell propulsion system as well as the high pressure hydrogen fuel tank," said Paul Osenar, President of Protonex. "The tests also documented acoustic footprint reduction that will enable mission routes that take the ScanEagle closer to its targets. In addition, test flights confirm that our fuel cell propulsion system offers power during flight that can be used to support greater payload diversity. When combined with improved reliability and other advantages over internal combustion systems, fuel cells are proving to be a tremendous fit for UAVs."

Advantages of the Protonex fuel cell propulsion modules over traditional internal combustion engine propulsion systems include: significant improvement in the expected MTBF (mean time between failures) of up to 5x; silent operation; 100% throttle flexibility, including mid-air start-stop capability; and use of existing JP8 fuel in ground refueling systems.

Peter Kunz, Insitu's Chief Technology Officer noted, "Insitu continues to progress toward our goal of offering all-electric power and propulsion system options for Insitu platforms. Now in developmental testing, the Protonex fuel cell system has exceeded our power requirements and has integrated very well with the initial target aircraft systems and with general unmanned aerial system, or UAS, operations. Additional performance tests and customer demonstrations are planned throughout the remainder of this year."

Insitu's ScanEagle is a versatile platform with multiple payload capabilities, including high-definition imaging at a fraction of the cost of larger UAV systems and has logged over 800,000 flight hours in military and civilian applications, making it one of the most successful UAV platforms to date. The ScanEagle is operated in conjunction with Insitu's Mark4 Launcher – a low-maintenance, runway-independent platform – along with its SkyHook® recovery system.

ScanEagle is 1.55 meters (5.1 feet) in length, has a wingspan of 3.11 meters (10.2 feet) and maximum takeoff weight of 22 kilograms (48.5 lbs). The ScanEagle can fly at a maximum speed of 41.2 meters per second (80 knots), reach a ceiling of 5,944 meters (19,500 feet) and has an endurance capability of more than 24-hours. Additional details and images are available at http://www.insitu.com/information-delivery/unmanned-systems/scaneagle.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in power and energy. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2017/25/c5913.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:00e 25-APR-17